UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023
Commission File Number 001-40569

Standard Lithium Ltd.
(Translation of registrant’s name into English)

Suite 110, 375 Water Street Vancouver, British Columbia, Canada V6B 5C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 and 99.2 to this Form 6-K of Standard Lithium Ltd. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statements on Form F-10 (File No. 333-259442) and Form S-8 (File No. 333-262400) of the Company, as amended or supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Interim Consolidated Financial Statements for the nine months ended March 31, 2023
99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the nine months ended March 31, 2023
99.3	Form 52-109F2, Certification of Interim Filings (CEO)
99.4	Form 52-109F2, Certification of Interim Filings (CFO)
99.5	Press release dated May 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.
(Registrant)
Date:	May 11, 2023	By:	/s/ Robert Mintak
			Name:	Robert Mintak
			Title:	CEO and Director

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